

Your friendly sales bot

Contact: Michael Stevens, michael@meetjoi.com

Problem: Direct Sales reps cannot sell products directly on Facebook.



This creates friction in the buying process and decreases sales

Buyers have to click a link to an outside web page and fill out their information, or they have to contact the seller.



Buyers are wary of being roped into a sales "program"

A quick, efficient sales process would alleviate buyers' concerns that they're committing to more than just a purchase.

Solution: Connect Facebook with the inventories of Direct Sales companies.



Facebook → Joi API → Inventories

The Joi API connects Facebook with the Direct Sales companies' inventories, allowing sales to be conducted seamlessly on the Facebook platform.

How does it work?

→ ## Step 1

The seller enters the Joi dashboard, selects the company they sell for, and then posts a product to Facebook.



→ ## Step 2

The buyer sees the post on Facebook and then clicks the buy button to purchase the item.



→ ## Step 3

The Joi bot contacts the buyer in Facebook Messenger and accepts the buyer's payment.





 Hello there! Want to buy this dress?

YES, thank you so much. How can I purchase it?

That's easy! I can take your payment information right here, actually 😀

Oh wow, thank you! Appreciate your help 👍

See Joi in Action!

After the customer clicks the "buy" button, Joi contacts the customer in Facebook Messenger to confirm the purchase, and then she accepts the credit card and shipping information. It's quick and simple!

Check out Joi's features:

 **Friendly & Conversational**

Joi makes an impression on all the buyers, using friendly greetings and easy instructions.

 **Fun & Simple to Use**

Sellers and buyers alike will enjoy the simplicity of our interface. Our goal is to take all the obstacles out of the way!

 **Saves Payment Info**

Joi remembers return customers' payment and shipping info, allowing them to purchase items faster than ever.

 **Safe & Secure**

We use the secure and trusted Stripe payments system, quickly transferring the funds to the seller's company.

What is our revenue model?



**FREE
for Sellers!**



**20 cents plus 5%
processing fee**

(paid by the buyers)

Overview of the Direct Sales Market:

(in the United States)



$35 Billion Industry



Over 200 Companies



37 Million Buyers



6 Million Sales Reps



75% of Reps are Female



Consistent Industry Growth

Marketing Strategy

→ ## Revenue Sharing Program

We offer a percentage of each transaction to the Direct Sales companies, incentivizing them to market Joi to their sales representatives.

→ ## Facebook Advertising

Facebook allows us to target individuals based on their employer, so we can market our ads directly to the sales representatives.





Strategic Partnerships

There are <u>five software companies</u> that create the inventory and payment systems for the entire Direct Sales industry. We are connected with each of them, allowing us to scale through all the 200+ Direct Sales companies quickly and efficiently!

We need to raise

$100,000

to breathe life into Joi.

(SAFE with 20% discount and $1M cap)

These funds will be used to:

 *Build the bot*

 *Launch the API*

 *Integrate with Direct Sales software*

Financial Projections

	Year 1	Year 2	Year 3
📊 Revenue	$636k	$3.3m	?
$ Expenses	$389k	$1.7m	?
☺ Profit	$247k	$1.6m	?
🧍 Users	6k	22k	?

Note: These are future-looking projections and are not guaranteed

Exit Strategy

As Joi scales through the Direct Sales industry and beyond, we are confident there will be lucrative exit opportunities available.

Option A

Direct Sales companies, such as Young Living, Mary Kay, Younique, etc.

Option B

Large e-commerce platforms, such as Etsy, Shopify, Amazon, eBay, etc.

Option C

Software companies known for acquiring bots, such as Microsoft, Intercom, etc.

Contact Us

Let's chat! Contact us if you want to discuss our efforts in more detail :)

803-730-4469

michael@meetjoi.com

www.meetjoi.com